Cojax Oil and Gas Corporation

3033 Wilson Boulevard, Suite E605, Arlington, Virginia. 22201

Telephone: (703) 261-8606; Writer’s Email: jeff@jeffguzy.com

May 29, 2019

BY EDGAR – CONFIDENTIAL SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

ATTN:

 Kevin Dougherty, Corporation Finance

Lauren Nguyen, Legal Branch Chief

John Cannarella, Accounting Branch

Karl Hiller, Accounting Branch

Re:	CoJax Oil and Gas Corporation

Confidential Draft Submission Number 2 to Draft Registration Statement on Form S-1 Amendment Number One Submitted February 15, 2019; Initial Confidential Submission Submitted February 14, 2019

CIK No. 0001763925

This letter sets forth the responses of Cojax Oil and Gas Corporation (the “Company” or “Issuer”) to the comment letter, dated March 11, 2019, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Submission Amendment No. 1 of its Draft Registration Statement on Form S-1, submitted confidentially on February 15, 2019 (the “Draft Registration Statement”). This letter and Confidential Submission Amendment No. 2 of the Draft Registration Statement (“DRS No. 2”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with two courtesy copies of DRS No. No. 2 marked to indicate changes from the version confidentially submitted on February 15, 2019.

The amended submission includes audited financial statements for the fiscal year ended December 31, 2019, and unaudited financial statements for the interim period ending Mach 31, 2019.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Issuer. All references to page numbers in CoJax responses are to the pages in the clean version of DRS Amendment No. 2 as confidentially submitted via EDGAR electronic filing.

SEC Comment 1.

Form DRS/A filed February 15, 2019 Cover page

1.

You disclose that you intend to offer and sell the shares of common stock through your officers and directors. As this appears a best efforts offering without a minimum number of shares that must be sold and proceeds received will be immediately available to you, please disclose the effects on investors both here and in the risk factors. For example, disclose that you may receive no proceeds or very minimal proceeds from the offering, and that in the event you do not raise sufficient capital to implement your planned operations, an investor's entire investment could be lost. See Item 501(b)(8) of Regulation S-K.

Response: Issuer is revising the terms of the offering to require receipt of a $500,000 minimum aggregate offering proceeds for funding to close.  Offering proceeds will be placed in an escrow until the minimum aggregate offering proceeds is attained.   If the $500,000 minimum raise is not achieved within six months after the effective date of the DRS No. 2, then the escrowed offering proceeds would be refunded to investors without set off or charge.  The Issuer has revised its disclosure on the cover page and pages 11 and 44 to reflect the imposition of a minimum aggregate offering proceeds requirement and to describe the escrow arrangement.   Exhibit 10.6 has been added to the DRS No. 2 for the escrow agreement.  The Use of Proceeds section has been amended as well to reflect this change in terms of offering.  We have also attached a form of subscription agreement as Exhibit 10.1

SEC Comment 2.  Form DRS/A filed February 15, 2019 Cover page1

2.

Your prospectus cover page states that the offering will be conducted by officers and directors without commissions, thus your gross proceeds should be consistent with the total public offering price of $6 million. However, you list your "proceeds before expenses to us" as being $1.90 per share resulting in proceeds of $5.7 million. Please explain this discrepancy and revise your disclosure accordingly. For example, clarify whether you are paying a commission to your officers and directors or are otherwise paying such a commission to another entity, and clarify any basis of underwriting.

Response:   Issuer has made the gross proceeds of the offering consistent with the total aggregate public offering price of $6 million.  Issuer has amended the cover page to reflect the absence of commissions being paid to officers and directors, the absence of any other distribution or underwriting arrangement and fees and the absence of other expenses deducted from offering proceeds. Related changes were made at pages 11 and 44 of DRS No. 2.

SEC Comment 3.   Corporate History and Recent Developments, page 7

3.

You disclose that you have executed an investment banking and corporate advisory agreement with Newbridge Securities Corporation, and that this agreement will be filed as an exhibit. However, we note such agreement is not filed nor listed in the exhibit index. Please file the agreement with Newbridge Securities Corporation. See Item 601 of Regulation S-K.

Response:  The investment banking and corporate advisory agreement (“IBCA Agreement”) with Newbridge Securities Corporation (“NSC”) has been added as Exhibit 10.7 to the DRS No. 2.  Please note that the Issuer signed the IBCA Agreement on December 25, 2017 and tendered the IBCA Agreement to NSC on January 3,  2018.  NSC and Issuer have operated in accordance with the IBCA Agreement since January 3, 2018.  As filed as an exhibit to the DRS No. 2, the IBCA Agreement is dated March 14, 2019 because NSC’s authorized officer did not countersign the IBCA Agreement until that date.  Appropriate disclosures about the NSC and IBCA Agreement have been made on page 65 of the DRS. No. 2.

SEC Comment 4.  Management and Board of Directors Executive Officers, page 34

4. Please identify the time periods associated with Mr. Delancey's business experience over the past five years. In this regard, it is unclear his duration of employment as CEO of Delancey's Pumping Services, Inc. See Item 401(e) of Regulation S-K.

Response:  The requested change has been made at page 36 of the DRS No. 2.

SEC Comment 5.  Use of Proceeds, page 44

5.

We note you disclose the net proceeds from this Offering, after deduction of estimated expenses, will be approximately $5,700,000 if all shares of Common Stock offered are sold. However, the estimated offering expenses appear inconsistent with the estimated expenses of the offering described in Part II of the DRS No. 2. Please explain this discrepancy or revise.

Response:  Issuer has made the requested revision in Part II (page 50) and on page 44.

SEC Comment 6.  Use of Proceeds, page 44

6.

You appear to disclose the impact of receiving proceeds at 50% and 100% of the shares sold. As this appears a best efforts, no minimum offering, please revise to also disclose the impact of receiving funds at more varying levels, e.g., 10%, 25%, 75% of the shares being sold. See Instruction 1 to Item 504 of Regulation S-K.

Response:

We have revised the Use of Proceeds at page 44 to show use of proceeds at $500,000, the minimum aggregate offering proceeds to break escrow, (being 10% minimum aggregate offering proceeds required to close), 25%, 50%, 75%, and 100% of the shares being sold in order to provide clarity on use of offering proceeds.

SEC Comment 7.  Financial Statements, page FS-1

7.

Please update your registration statement to include audited financial statements for the fiscal year ended December 31, 2018 to comply with Rule 8-08(b) of Regulation S-X.

Response:   Required 2018 audited financial statements are included in the DRS No 2 along with financial statements for interim period ended March 31, 2019.  A revised auditor letter is also included.

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  No written communications have been made by the Company to potential investors.  Company did discuss the Form S-1 offering with NSC as a financial advisor, but no written communications were made by the Company to NSC as an investor or in any solicitation of investors represented by NSC.

If you have any question regarding this letter or DRS No. 2 please contact Jeffrey Guzy at telephone (703) 216-8606, or via e-mail at jeff@jeffguzycom, or Paul W. Richter, PW Richter, plc, outside legal counsel to Issuer, at telephone (703) 725-7299 or via email at pwr@pwrichtersec.com.

Sincerely, /s/ Jeffrey Guzy Jeffrey Guzy Chairman of the Board of Directors CoJax Oil and Gas Corporation